Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

between

HILCORP ENERGY GOM HOLDINGS, LLC,

as Seller

and

EPL OIL & GAS, INC.,

as Buyer

Dated as of September 14, 2012

Purchase and Sale Agreement

Page i

4.24	Suspense Accounts	21
4.25	Downed Structures	21

Article 5. Representations and Warranties Relating to Buyer		22

5.1	Organization of Buyer	22
5.2	Authorization; Enforceability	22
5.3	No Conflict; Consents	22
5.4	Litigation	22
5.5	Brokers’ Fees	22
5.6	Financial Ability	22
5.7	Securities Law Compliance	23
5.8	Buyer’s Independent Investigation	23

Article 6. Covenants		23

6.1	Conduct of Business	23
6.2	Excluded Assets, Terminated Contracts and Seller’s Company Assets	25
6.3	Access and Title and Environmental Examination	25
6.4	Third Party Approvals	26
6.5	Regulatory Filings	26
6.6	Books and Records	27
6.7	Use of Hilcorp Marks	28
6.8	Insurance	28
6.9	Further Assurances	28
6.10	Fees and Expenses	28
6.11	Replacement of Bonds, Letters of Credit, and Guarantees	29
6.12	Non-Solicitation	29
6.13	Amendment of Schedules	29
6.14	Assumed Obligations	30
6.15	West Cameron 643 Abandonment Costs	30
6.16	Suspense Accounts	30
6.17	Financing Matters	30
6.18	Payments and Reimbursements	31
6.19	Interim Period Hedges	31
6.20	Transition Services Agreement	32

Article 7. Tax Matters		32

7.1	Responsibility for Filing Tax Returns and Paying Taxes	32
7.2	Responsibility for Tax Audits	32
7.3	Tax Refunds	33
7.4	Transfer Taxes	33
7.5	Tax Treatment of Indemnities	33
7.6	Survival and Conflict	33
7.7	Section 1031 Exchange	33

Article 8. Conditions to Closing		34

8.1	Conditions to Obligations of Buyer to Closing	34
8.2	Conditions to the Obligations of Seller to Closing	35

Purchase and Sale Agreement

Page ii

Article 9. Indemnification and Waivers		35

9.1	Indemnification	35
9.2	Limitations on Liability	37
9.3	Procedures	39
9.4	Waiver of Consequential Damages	40
9.5	Waivers and Disclaimers	40
9.6	Exclusive Remedy and Release	42

Article 10. Termination		42

10.1	Termination	42
10.2	Effect of Termination	43
10.3	Other Provisions	44

Article 11. Other Provisions		44

11.1	Notices	44
11.2	Assignment	45
11.3	Rights of Third Parties	45
11.4	Counterparts	45
11.5	Entire Agreement	45
11.6	Disclosure Schedule	46
11.7	Amendments	46
11.8	Publicity	46
11.9	Severability	46
11.10	Certain Remedies	47
11.11	Governing Law; Jurisdiction	47
11.12	No Recourse	48

Purchase and Sale Agreement

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EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A	-	Assignment and Assumption Agreement
Exhibit B	-	Interim Period Hedges
Exhibit C	-	Title and Environmental Defects Procedures
Exhibit D	-	Leases
Exhibit E	-	Wells
Exhibit E-1	-	Allocated Values
Exhibit F	-	Midstream Assets
Exhibit G	-	Title Indemnity Agreement

Schedules:

Schedule 1.1	-	Knowledge
Schedule 3.3	-	Ownership of Interests
Schedule 4.2	-	No Conflict; Consents
Schedule 4.4	-	Litigation
Schedule 4.5(a)	-	Audited Financial Statements
Schedule 4.5(b)	-	Unaudited Financial Statements
Schedule 4.5(b)	-	Liabilities
Schedule 4.6	-	Absence of Certain Changes
Schedule 4.7	-	Taxes
Schedule 4.8	-	Contracts
Schedule 4.10(a)	-	Compliance With Laws; Permits
Schedule 4.11	-	Insurance
Schedule 4.13	-	Bonds and Guarantees
Schedule 4.15(a)	-	Environmental Agreements
Schedule 4.15(b)	-	Environmental Notices
Schedule 4.18	-	Imbalances
Schedule 4.19	-	Current Commitments
Schedule 4.20	-	Delivery of Hydrocarbons
Schedule 4.21	-	Payout Status
Schedule 4.22	-	Mandatory Drilling Obligations
Schedule 6.1(b)(x)		Terminated Contracts
Schedule 6.1(b)(xii)	-	Restricted AFEs and Capital Expenditures
Schedule 6.14	-	Assumed Obligations

Purchase and Sale Agreement

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of September 14, 2012, is between (i) Hilcorp Energy GOM Holdings, LLC, a Texas limited liability company (“Seller”), and (ii) EPL Oil & Gas, Inc., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Recital:

Seller owns all of the issued and outstanding member interests (the “Interests”) of Hilcorp Energy GOM, LLC, a Texas limited liability company (the “Company”), and Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Interests, on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree as follows:

Article 1.

Definitions and Rules of Construction

1.1 Definitions. Capitalized terms used throughout this Agreement and not defined in this Section 1.1 have the meaning ascribed to them elsewhere in this Agreement or in the Schedules or Exhibits, including Section 1 of Exhibit C. As used herein, the following terms shall have the following meanings:

“Adjustment Amount” means an amount equal to (a) the Operating Income Adjustment, plus (b) the Interest Payment, if any, less (c) the Resolved Defect Amount. For purposes of clarity, a positive Adjustment Amount will increase the Base Purchase Price at Closing and a negative Adjustment Amount will decrease the Base Purchase Price at Closing.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliate Contracts” is defined in Section 4.8(vi).

“Agreement” is defined in the preamble to this Agreement.

“Allocation” is defined in Section 2.8.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement attached hereto as Exhibit A.

Purchase and Sale Agreement

“Assumed Obligations” means all of the following obligations and liabilities, known or unknown, with respect to the Interests and the Company Assets, regardless of whether such obligations or liabilities arose before or after the Closing Date:

(a) the liability and obligation to perform the following plugging, replugging, abandonment, removal, site clearance, remediation, disposal, and restoration operations, in each case to be conducted in compliance with applicable laws and regulations and contracts, and in a good and workmanlike manner;

(i) to properly plug and abandon or remove, dismantle, decommission and dispose of all Wells, structures, platforms, facilities, flow lines, pipelines, and any other Equipment located on the Leases;

(ii) to replug any Well, wellbore, or previously plugged Well on the Leases;

(iii) to cap and bury or remove all flow lines and other pipelines now or hereafter used in connection with the Leases to the extent required by Law; and

(iv) to clean up any Constituent of Concern related to the Company Assets to the extent required by Law;

(b) all obligations and liabilities to pay royalty owners, overriding royalty owners and other interest owners their share of net revenues or proceeds attributable to sales of hydrocarbons produced from the Leases;

(c) all obligations applicable to or imposed on the lessee, owner or operator under the Leases, or as required by Law or Governmental Authority; and

(d) all other obligations and liabilities that arise under the Leases, the Material Contracts or that otherwise relate to the Company Assets;

provided that, Buyer does not assume any obligations or liabilities to the extent (i) such obligations and liabilities are covered by the indemnity from Seller to the Buyer Indemnified Parties under Section 9.1(a) or (b) and (ii) the Buyer Indemnified Parties are entitled to indemnity for such obligations or liabilities pursuant to Article 9.

“Audited Financial Statements” is defined in Section 4.5(a).

“Base Purchase Price” is defined in Section 2.2.

“BOEMRE” means the Bureau of Ocean, Energy Management, Regulation and Enforcement.

“Burden” is defined in Section 4.17.

“Business Day” means any day that is not a Saturday, Sunday, or legal holiday in the State of Texas and that is not otherwise a federal holiday in the United States.

Purchase and Sale Agreement

“Buyer” is defined in the preamble to this Agreement.

“Buyer Indemnified Parties” is defined in Section 9.1(a).

“Buyer’s Credits” means (without duplication) (i) any proceeds attributable to (a) Hydrocarbons produced from the Company Assets on or after the Effective Time through the Closing Date and (b) the Interim Period Hedges on or after the Effective Time through the Closing Date (ii) any costs and expenses (including rentals, royalties, production, severance, ad valorem and other Taxes imposed on the Company or Company Assets, capital expenditures, lease operating expenses, overhead charges under joint operating agreements, and general and administrative expenses) attributable to the ownership or operation of the Company Assets prior to the Effective Time which remain unpaid as of the Closing Date, and (iii) the amount of any reduction of the Purchase Price under Sections 3(e)(i)(C) and 3(e)(ii)(B) of Exhibit C.

“Claim Notice” is defined in Section 9.3(a).

“Closing” is defined in Section 2.6.

“Closing Date” is defined in Section 2.6.

“Closing Payment” is defined in Section 2.3.

“Closing Statement” is defined in Section 2.4.

“Closing Statement Arbitrator” is defined in Section 2.7(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” is defined in Section 5.6.

“Company” is defined in the recital of this Agreement.

“Company Assets” means the Leases described in Exhibit D; the Wells described in Exhibit E; the Midstream Assets described in Exhibit F; the Equipment; the Material Contracts; Permits held by the Company; any easements, licenses, servitudes, and rights-of-way owned by the Company for use in connection with, the Leases and Wells; oil, gas, and other hydrocarbons produced from or attributable to, the Leases or Wells; the Company Records; and all other assets, properties, and rights owned or acquired by the Company. For purposes of the representations and warranties of Seller in this Agreement, Company Assets shall not include any oil, gas, and/or mineral leases, wells, or other related assets, rights, and interests acquired by the Company during the Restricted Period.

“Company Records” is defined in Section 6.6(a).

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of July 16, 2012, between Buyer and Seller or its Affiliates.

Purchase and Sale Agreement

“Constituents of Concern” means petroleum substances (and any components, fractions, or derivatives thereof), exploration and production wastes, and any other substance, in each case, to the extent defined or regulated as a hazardous substance, toxic substance, hazardous waste, hazardous material, radioactive material, radioactive waste, pollutant, or contaminant by any Environmental Law.

“Contract” means any legally binding agreement, commitment, lease, license, or other legally binding contractual undertaking.

“CVX Guarantees” means those instruments described under the subheading “Guarantees” in Schedule 4.13.

“Defect Deductible” means an amount equal to one percent (1%) of the Base Purchase Price.

“Direct Claim” is defined in Section 9.3(d).

“Disclosure Schedules” means the schedules attached hereto.

“Dollars” and “$” mean the lawful currency of the United States.

“Earnest Money Deposit” is defined in Section 2.2(b).

“Effective Time” means 7:00 AM Central Daylight Time on July 1, 2012.

“Environmental Laws” means all applicable Laws relating to health, safety, the protection of the environment, natural resources, or threatened or endangered species, pollution, or its impacts on human health, including those Laws relating to the storage, handling and use of chemicals and other Hazardous Substances and those relating to the generation, processing, treatment, storage, transportation, disposal or other management thereof.

“Environmental Permits” means all permits, licenses, authorizations, certificates, and approvals of Governmental Authorities required by Environmental Laws for the conduct of the business of the Company.

“Equipment” means all equipment, machinery, buildings, fixtures, and other tangible personal property and improvements owned by the Company and used or held for use by the Company in connection with the operation of the Company Assets or the production of oil or gas from the Leases and Wells.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any (i) nonqualified deferred compensation plan (as described in Section 409A of the Code), (ii) any Employee Pension Benefit Plan (as described in Section 3(2) of ERISA), (iii) any Employee Welfare Benefit Plan (as described in Section 3(1) of ERISA), or (iv) any bonus, deferred compensation, incentive compensation, stock option, severance or termination pay arrangement.

Purchase and Sale Agreement

“Estimated Adjustment Amount” is defined in Section 2.4.

“Excepted Employees” is defined in Section 6.12.

“Excluded Assets” means (i) all trade credits and all accounts, accounts receivable, checks, funds, promissory notes, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code) attributable to the Company Assets with respect to any period of time prior to the Effective Time; (ii) all rights and interests of Company in respect of any deposits, bonds, letters of credit or other type of security or credit support posted by the Company as of the Effective Time, but relating to periods from and after the Effective Time (including the right to request and receive any refunds thereof); (iii) all rights and interests in and to any hedges or other derivative contracts of the Company existing as of the date hereof (other than the Interim Period Hedges); (iv) all of the Company’s and its Affiliates, proprietary computer software, technology, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (v) all of the Company’s rights and interests in geological and geophysical data that cannot be transferred without the consent of, or payment to, any third party; (v) all documents and instruments of the Company that may be protected by an attorney-client privilege, but only to the extent such documents or instruments relate to a Proceeding set forth on Schedule 4.4, any Excluded Asset, the transactions contemplated by this Agreement, or any transactions between the Company, Seller or any of their Affiliates; (vi) data and other information that cannot be disclosed or assigned to Buyer as a result of confidentiality or similar arrangements under agreements with Persons unaffiliated with the Company; and (vii) any Company Assets that are retained by Seller under Sections 3(e)(i)(C) and 3(e)(ii)(B) of Exhibit C.

“Final Closing Statement” is defined in Section 2.7(b).

“Final Settlement Date” is defined in Section 2.7(a).

“Financial Statements” is defined in Section 4.5(b).

“Financing” is defined in Section 6.17.

“Financing Related Parties” means any Financing Source or any Financing Source’s former, current or future officers, directors, managers, employees, agents and other representatives and affiliates.

“Financing Sources” means the Persons that commit to provide, or otherwise provide, the Financing or any portion thereof, and all successors and permitted assigns of such Persons.

“Fundamental Covenants” means those covenants and agreements of the Seller set forth in Section 6.15 and Articles 9 and 11.

“Fundamental Representations” means those representations and warranties of the Seller set forth in Article 3 and in Sections 4.1, 4.3, 4.5(d), 4.7, 4.9, and 4.12.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

Purchase and Sale Agreement

“Governmental Authority” means any federal, state, municipal, local, or similar governmental authority, regulatory or administrative agency, court, or arbitral body.

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws.

“Hilcorp Marks” means the name “Hilcorp” and other trademarks, service marks, and trade names owned by Seller or its Affiliates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, condensate or any other gaseous and liquid hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

“Indebtedness for Borrowed Money” means all obligations, including the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, to any Person for borrowed money. In addition, for the avoidance of doubt, Indebtedness for Borrowed Money includes (a) any obligations, contingent or otherwise, under banker’s acceptance credit or similar facilities (other than any letters of credit, performance bonds or similar obligations entered into in the ordinary course of business consistent with past practices), (b) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (c) any obligations to former equity-holders of the Company; (d) any obligations with respect to hedging, swaps or similar arrangements (other than obligations relating to Interim Period Hedges), (e) any obligations to pay rent or other payment amounts under leases that would be required to be classified as a capital lease on a balance sheet prepared in accordance with GAAP, (f) all advances from Seller or any Affiliate or former Affiliate of Seller to the Company, and (g) any guaranty of any of the foregoing.

“Indemnified Party” is defined in Section 9.3(a).

“Indemnifying Party” is defined in Section 9.3(a).

“Indemnity Cap” means an amount equal to ten percent (10%) of the Base Purchase Price.

“Indemnity Deductible” means an amount equal to one and one-half percent (1.5%) of the Base Purchase Price.

“Interests” is defined in the recital of this Agreement.

“Interest Payment” means an amount equal to the interest payable on the Base Purchase Price at rate of six percent (6%) per annum during the period commencing on November 1, 2012 and ending on the Closing Date; provided that the Interest Payment shall only accrue if both (a) the Closing has not occurred by November 1, 2012 and (b) all of the conditions set forth in

Purchase and Sale Agreement

Section 8.1 have been satisfied by November 1, 2012. For the avoidance of doubt, the Interest Payment will not accrue during any extension of the Cure Period resulting from Seller’s exercise of its rights under Section 3(d) of Exhibit C.

“Interim Period Hedges” means those hedges, swaps and similar arrangements described in Exhibit B.

“IRS” means Internal Revenue Service of the United States.

“Knowledge” means, as to Seller, the actual knowledge of those Persons listed in Schedule 1.1 as of the date of this Agreement.

“Law” means any applicable statute, writ, law, rule, regulation, ordinance, Order, judgment, injunction, award, determination, or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.

“Lease” means all of the oil, gas, and mineral leases and other related rights, assets, and interests of the Company described in Exhibit D.

“Liens” means liens, pledges, options, mortgages, deeds of trust, and security interests.

“Losses” is defined in Section 9.1(a).

“Material Adverse Effect” means, with respect to the Company, any circumstance, change, or effect that is materially adverse to the business, operations, assets, or financial condition of the Company, taken as a whole, but shall exclude any circumstance, change, or effect resulting or arising from: (i) any general change in conditions in the industries or markets in which the Company operates; (ii) seasonal reductions in revenues and/or earnings of the Company in the ordinary course of its business; (iii) any adverse change, event, or effect on the global, national, or regional energy industry as a whole, including those impacting energy prices or the value of oil and gas assets and properties or other commodities, goods, or services, or the availability or costs of hedges; (iv) changes in the prices of oil, gas, or other hydrocarbon products; (v) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) changes in Law, GAAP, or the interpretation thereof; (vii) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby; (viii) any failure to meet internal or third party projections or forecasts or revenue or earnings or reserve predictions; (ix) changes or developments in financial or securities markets or the economy in general; or (x) effects of weather, meteorological events, natural disasters, or other acts of God.

“Material Contracts” is defined in Section 4.8.

“Notice of Disagreement” is defined in Section 2.7(a).

“Notices” is defined in Section 11.1.

Purchase and Sale Agreement

“Operating Income Adjustment” means an amount (which could be a positive or negative number) equal to the difference between the Seller’s Credits and the Buyer’s Credits.

“Order” means any order, judgment, injunction, ruling, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.

“Organizational Documents” means any charter, certificate of incorporation, certificate or articles of formation, articles of association, partnership agreements, limited liability company agreements, bylaws, operating agreement, or similar formation or governing documents and instruments.

“Party” and “Parties” are defined in the preamble of this Agreement.

“Permits” means authorizations, licenses, permits, or certificates issued by Governmental Authorities.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority, or other entity of any kind.

“Pipeline Imbalance” means any marketing imbalance between the quantity of Hydrocarbons attributable to the Company Assets required to be delivered by the Company or any of its Affiliates under any Contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production handling and processing at a separation facility) or marketing of Hydrocarbons and the quantity of Hydrocarbons attributable to the Company Assets actually delivered by the Company or its Affiliate pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Effective Time Tax Period” means any Tax period ending on or before the Effective Time.

“Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, inquiry, investigation, or dispute commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator.

“Purchase Price” is defined in Section 2.2.

“Representatives” means a Person’s directors, officers, partners, members, managers, employees, agents or advisors (including attorneys, accountants, consultants, bankers, financial advisors, and any representatives of those advisors).

Purchase and Sale Agreement

“Resolved Defect Amount” means, for purposes of the Adjustment Amount, the amount by which the sum of any Defect Amounts to the extent resolved in accordance with the procedures in Exhibit C prior to or on the Closing Date exceeds the Defect Deductible.

“Restricted Period” is defined in Section 6.1(a).

“Selected Employees” is defined in Section 6.12.

“Seller” is defined in the preamble to this Agreement.

“Seller Indemnified Parties” is defined in Section 9.1(c).

“Seller’s Credits” means (without duplication) (i) any costs and expenses (including rentals, royalties, production, severance, ad valorem and other Taxes imposed on the Company or Company Assets, capital expenditures, lease operating expenses, overhead charges under joint operating agreements, and general and administrative expenses) incurred by the Company that are attributable to the ownership or operation of the Company Assets from and after the Effective Time through the Closing Date, (ii) the value of all oil, gas and other Hydrocarbons produced prior to the Effective Time but in tanks or upstream of the applicable sales meter as of the Effective Time, and (iii) any cash on hand at the Company as of the Closing Date (net of issued but uncleared checks and drafts). Notwithstanding the foregoing, Seller’s Credits shall not include (a) any West Cameron 643 Abandonment Costs, (b) any costs or expenses paid under the policies or contracts with Navitas Insurance Company, LLC, (c) any costs or expenses paid to Seller or its Affiliates for the use of the Midstream Assets, (d) any costs or expenses for any hedges or derivative contracts included in the Excluded Assets, and (e) any general and administrative expenses in excess of $300,000 per calendar month.

“Seller Transaction Expenses” means (a) the aggregate fees and expenses of the Company relating to the transactions contemplated hereby to (i) BMO Capital Markets Corp. for investment banking services for the Company and (ii) Andrews Kurth LLP (and other legal counsel) for legal services to the Company, in each case for clauses (i) and (ii) above to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, will be the Closing) and to the extent related to the transactions contemplated hereby, and (b) any other similar amounts payable by the Company to any consultants, advisors, or brokers engaged by the Company or any of its Affiliates in connection with the transactions contemplated hereby, including all amounts under transaction or sale bonus or similar agreements or arrangements; provided that, “Seller Transaction Expenses” do not include any such expenses incurred by Buyer or any of its Affiliates before or after Closing or the Company after the Closing.

“Straddle Period” means any Tax period that includes but does not end at the Effective Time.

“Tax Audit” means any audit, adjustment, claim, examination, assessment, contest or other proceeding with respect to Taxes.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any Governmental Authority including any schedules or attachments thereto and any amendment thereof.

Purchase and Sale Agreement

“Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, and assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

“Terminated Contracts” is defined in Section 6.1(b).

“Third Party Claim” is defined in Section 9.3(a).

“Unaudited Financial Statements” is defined in Section 4.5(b).

“United States” means United States of America.

“Well Imbalance” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of the Company therein and the shares of production from the relevant Well to which the Company is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Well” means the oil and gas wells and units described in Exhibit E.

“West Cameron 643 Abandonment Costs” means costs and expenses incurred by the Company or Seller in connection with the abandonment, decommissioning and site clearance of all platforms, pipelines and facilities located on West Cameron 643 prior to the date the West Cameron 643 Site Clearance Report is delivered by or on behalf of the Company to BOEMRE.

“West Cameron 643 Site Clearance Report” means a site clearance completion report (or its functional equivalent) from B & J Martin, Inc. verifying the abandonment, decommissioning and site clearance of all platforms, pipelines and facilities located on West Cameron 643.

1.2 Rules of Construction.

(a) All article, section, schedule, and exhibit references used in this Agreement are to articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

Purchase and Sale Agreement

(c) The Parties acknowledge that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

Article 2.

Purchase and Sale; Closing

2.1 Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer, and convey to Buyer, and Buyer shall purchase and acquire from Seller, at the Closing, the Interests. Seller shall transfer the Interests to Buyer by delivery of the Assignment Agreement at Closing.

2.2 Consideration.

(a) In consideration for the purchase of the Interests, Buyer agrees to (A) pay to Seller, Five Hundred and Fifty Million Dollars ($550,000,000) (the “Base Purchase Price”), as adjusted by the Adjustment Amount (the Base Purchase Price as so adjusted, the “Purchase Price”) and (B) assume the Assumed Obligations.

(b) Not later than 3 pm Houston, Texas time on September 18, 2012, Buyer shall deliver to Seller a performance guarantee deposit in an amount equal to ten percent (10%) of the Base Purchase Price (the “Earnest Money Deposit”). The Earnest Money Deposit shall be paid by Buyer to Seller by means of a completed federal funds transfer to the account of Hilcorp Energy Company, Account No. 51294490, at Amegy Bank, Houston, Texas, ABA Routing Number 113011258, Reference Hilcorp Energy GOM Holding LLC. The Earnest Money Deposit shall be held by Seller subject to the terms of this Agreement.

2.3 Closing Payment. At Closing, Buyer shall pay to Seller, in cash by wire transfer of immediately available funds to the account or accounts designated by Seller an amount equal to the Base Purchase Price as adjusted by the Estimated Adjustment Amount (as provided in Section 2.4 below) less the Earnest Money Deposit (such amount, in the aggregate, the “Closing Payment”); provided that Seller shall have the option, at Closing, to refund all or any portion of the Earnest Money Deposit to Buyer, in which case after such funds have been confirmed received and available for disbursement in Buyer’s account, the Closing Payment will not be reduced by the amount so refunded.

Purchase and Sale Agreement

2.4 Closing Statement. Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Closing Statement”) showing the estimated Adjustment Amount (using actual numbers and amounts where available, and using Seller’s good faith estimate of other amounts, where actual amounts are not available) (the “Estimated Adjustment Amount”).

2.5 [Reserved]

2.6 Closing. Subject to the conditions set forth in Section 8.1 and Section 8.2, the closing of the sale and transfer of the Interests to Buyer as contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller at 1201 Louisiana, Suite 1400, Houston Texas 77002 on the later of (i) the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Section 8.1 and Section 8.2 or (ii) November 1, 2012, or such other date as Buyer and Seller may mutually determine (the date on which the Closing occurs is referred to herein as the “Closing Date”), in each case, subject to Seller’s right to extend the Closing Date under Section 3(d) of Exhibit C. Buyer shall have the one-time right to extend the Closing Date for up to two (2) weeks beyond the date determined under the preceding sentence, but not beyond November 15, 2012.

2.7 Post-Closing Adjustment.

(a) Revised Closing Statement. On or before the date that is ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer a revised Closing Statement setting forth the final Adjustment Amount as of the Closing Date. Seller shall provide to Buyer such data and information as Buyer may reasonably request supporting the amounts reflected on the revised Closing Statement (and reasonable access to Seller’s personnel, including internal accountants) to permit Buyer to perform or cause to be performed an audit of the revised Closing Statement, at Buyer’s expense. The revised Closing Statement shall become final and binding upon the Parties on the date (the “Final Settlement Date”) that is sixty (60) days following receipt thereof by Buyer unless Buyer gives Notice of its disagreement (“Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature, and basis of any disagreement so asserted. If a Notice of Disagreement is received by Seller by the date specified in the immediately preceding sentence, then the Closing Statement (as revised in accordance with paragraph (b) below) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (1) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Notice of Disagreement and (2) the date upon which the Closing Statement is issued by the Closing Statement Arbitrator (hereinafter defined).

(b) Final Closing Statement. During the sixty (60) days following the date upon which Seller receives a Notice of Disagreement, Seller and Buyer shall use commercially reasonable efforts to attempt to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If at the end of such sixty (60) day period (or earlier by mutual agreement), Buyer and Seller have not reached agreement on such matters, the matters that remain in dispute (and only such matters) shall promptly be submitted to Deloitte & Touche LLP (the “Closing Statement Arbitrator”) for review and final and binding resolution. If Deloitte & Touche LLP is unable or unwilling to serve as an arbitrator hereunder,

Purchase and Sale Agreement

then Seller and Buyer shall, in good faith, mutually agree upon an independent national accounting firm who has not represented either Party at any time during the five (5) year period of time immediately preceding its designation hereunder, to serve as the Closing Statement Arbitrator. Buyer and Seller shall, not later than seven (7) days prior to the hearing date set by the Closing Statement Arbitrator, each submit a written brief to the Closing Statement Arbitrator (and a copy thereof to the other Party on the same day) with dollar figures for settlement of the disputes as to the amount of the adjusted Adjustment Amount (together with a proposed Closing Statement that reflects such figures) consistent with their respective calculations delivered pursuant to Section 2.7(a). The hearing shall be conducted on a confidential basis. The Closing Statement Arbitrator shall consider only those items or amounts in the Closing Statement which were identified in the Notice of Disagreement and which remain in dispute and the Closing Statement Arbitrator’s decision resolving the matters in dispute shall be based upon and be consistent with the terms and conditions in this Agreement. In deciding any matter, the Closing Statement Arbitrator (i) shall be bound by the provisions of this Section 2.7 and the related definitions and (ii) may not assign a value to any disputed item greater than the greatest value for such item claimed by either Seller or Buyer or less than the smallest value for such item claimed by Seller or Buyer in their respective calculations delivered pursuant to Section 2.7(a). The Closing Statement Arbitrator shall render a decision resolving the matters in dispute (which decision shall include a written statement of findings and conclusions) promptly after the conclusion of the hearing, unless the Parties reach agreement prior thereto and withdraw the dispute from arbitration. The Closing Statement Arbitrator shall provide to the Parties explanations in writing of the reasons for its decisions regarding the adjusted Adjustment Amount and shall issue a Closing Statement reflecting such decision. The decision of the Closing Statement Arbitrator shall be (i) final and binding on the Parties and (ii) final and non-appealable for all purposes hereunder; provided, however, that such decision may be reviewed, corrected or set aside by a court of competent jurisdiction, but only if and to the extent that the Closing Statement Arbitrator is found by such court of competent jurisdiction (i) to have made mathematical errors with respect to its decision, or (ii) fraud was committed by either party. The cost of any arbitration (including the fees and expenses of the Closing Statement Arbitrator) under this Section 2.7(b) shall be borne entirely by the Party awarded the smaller percentage of the disputed amount by the Closing Statement Arbitrator. The fees and disbursements of Seller’s independent auditors and other costs and expenses incurred in connection with the services performed with respect to the Closing Statement shall be borne by Seller and the fees and disbursements of Buyer’s independent auditors and other costs and expenses incurred in connection with their preparation of the Notice of Disagreement shall be borne by Buyer. As used in this Agreement, the terms “Final Closing Statement” shall mean the revised Closing Statement described in Section 2.7(a), as prepared by Seller and as may be subsequently adjusted to reflect any subsequent written agreement between the Parties with respect thereto, or if submitted to the Closing Statement Arbitrator, the Closing Statement issued by the Closing Statement Arbitrator as described in this Section 2.7(b).

(c) Final Settlement. If the amount of the adjusted Adjustment Amount as set forth on the Final Closing Statement exceeds the amount of the Estimated Adjustment Amount paid at Closing, then, within five (5) days after the Final Settlement Date, Buyer shall pay to Seller the amount by which the Adjustment Amount as set forth on the Final Closing Statement exceeds the Estimated Adjustment Amount paid at Closing. If the amount of the adjusted Adjustment Amount as set forth on the Final Closing Statement is less than the Estimated

Purchase and Sale Agreement

Adjustment Amount paid at Closing, then Seller shall pay to Buyer, within five (5) days after the Final Settlement Date, the amount by which the adjusted Adjustment Amount, as set forth on the Final Closing Statement, is less than the Estimated Adjustment Amount shown in the Closing Statement. Any post-Closing payment made pursuant to this Section 2.7(c) shall be made by means of a wire transfer of immediately available funds to a bank account designated by the Party receiving the funds

2.8 Purchase Price Allocation.

(a) Allocation. The Parties agree that the transactions contemplated hereby will be treated for U.S. federal income Tax purposes and applicable state income Tax purposes as a sale by Seller and a purchase by Buyer of the Company Assets. All Parties hereto agree to file all Tax Returns consistent with the foregoing and shall not take any position inconsistent with the foregoing for Tax purposes. The Purchase Price is allocated among the Company Assets on the basis of their Allocated Values (as defined in Section 3(b) of Exhibit C) in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (the “Allocation”).

(b) Adjustment. If an adjustment is made to the Purchase Price pursuant to this Agreement, the Allocation shall be adjusted accordingly in accordance with Section 1060 of the Code and as mutually agreed by Buyer and Seller based solely on such adjustment.

(c) Reporting. Seller and Buyer shall report consistently with the Allocation in all Tax Returns, including IRS Form 8594, and neither Seller nor Buyer shall take any position in any such return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, or otherwise with the written consent of the other Party.

Article 3.

Representations and Warranties Relating to Seller

Except as disclosed in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:

3.1 Organization of Seller. Seller is duly formed, validly existing, and in good standing under the laws of the jurisdiction of its organization or formation.

3.2 Authorization; Enforceability. Seller has full capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized on the part of Seller, and no other proceeding on the part of Seller is necessary to authorize this Agreement or performance of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at the Closing will be duly executed and delivered by Seller), and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Purchase and Sale Agreement

3.3 Ownership of Interests. Except as set forth on Schedule 3.3:

(i) Seller holds of record and owns beneficially the Interests, free and clear of all Liens (other than restrictions under federal and state securities laws).

(ii) Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of the Interests, and other than this Agreement, the Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment, or understanding restricting or otherwise relating to the voting, dividend rights, or disposition of the Interests.

(iii) Upon the occurrence of the Closing, the delivery of the Interests to Buyer in accordance with the terms of this Agreement will transfer good and marketable title to the Interests free and clear of any Liens (other than restrictions under federal and state securities laws).

Article 4.

Representations and Warranties Relating to the Company

Except as disclosed in the Disclosure Schedule, Seller hereby represents and warrants to Buyer as follows:

4.1 Organization. The Company is a limited liability company, duly organized, validly existing, and in good standing under the Laws of the State of Texas and has the requisite organizational power and authority to own or lease the Company Assets held by it and to conduct its business as it is now being conducted. The Company is duly licensed or qualified in each jurisdiction in which the ownership or operation of the Company Assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. Seller has made available to Buyer true copies of all existing Organizational Documents of the Company.

4.2 No Conflict; Consents. Except as set forth on Schedule 4.2, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and shall not:

(a) violate any Law applicable to the Company or the Company Assets or require any filing with, consent, approval, or authorization of, or notice to, any Governmental Authority;

(b) violate any Organizational Document of the Company;

(c) require any filing with or permit, consent or approval of, or the giving of any notice to, any Person; or

Purchase and Sale Agreement

(d) (w) breach any Material Contract to which the Company is a party or by which any of the Company Assets may be bound, (x) result in the termination of any such Material Contract, (y) result in the creation of any Lien under any Material Contract, or (z) constitute an event that, after notice or lapse of time or both, would result in any such breach, termination, or creation of a Lien;

except in the case of clauses (a), (c), or (d) as would not reasonably be expected to have a Material Adverse Effect.

4.3 Capitalization.

(a) Interests. The Interests constitute all of the issued and outstanding membership interests of the Company. The Interests (i) are duly authorized, validly issued, and fully paid and nonassessable, (ii) were issued free of preemptive rights, and (iii) were issued in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended, and any relevant state securities Laws or pursuant to valid exemptions therefrom.

(b) No Other Rights. There are no (i) outstanding securities of the Company convertible into, or exchangeable or exercisable for, membership interests, equity interests, or other securities of the Company, (ii) authorized or outstanding options, warrants, stock, or other rights to purchase or acquire from the Company, or obligations of the Company to issue, any equity interests, stock, or other securities, including securities convertible into or exchangeable for membership interests, stock, or other securities of such entity, (iii) preemptive rights related to any membership interests, equity interests, stock, or other securities of the Company, (iv) contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any equity or other interest in the Company, or (iv) authorized or outstanding bonds, debentures, notes or other indebtedness that entitles the holders to vote (or convertible or exercisable for or exchangeable into securities that entitle the holders to vote) with holders of units or interests of the Company on any matter.

(c) Subsidiaries. The Company does not own, directly or indirectly, any capital stock or equity interests (excluding ownership of marketable securities or similar investment accounts) of any other Person.

4.4 Litigation. Except as set forth on Schedule 4.4 and Schedule 4.10(a), none of the Company or, with respect to the Company Assets, the Seller or any Affiliate thereof, (i) is subject to any outstanding injunction, judgment or Order or any material decree, ruling, or charge, (ii) is a party to a Proceeding, and (iii) to the Knowledge of Seller, is threatened with any Proceeding.

4.5 Financial Statements; No Undisclosed Liabilities.

(a) Audited Financial Statements. Schedule 4.5(a) sets forth a true and complete copy of the audited balance sheet of the Company as of and for the year ended December 31, 2011, together with the related audited statements of income, changes in member’s capital, and cash flow (the “Audited Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position and the results of operations of the Company as of the date of the

Purchase and Sale Agreement

balance sheet included therein, and the income, member’s capital, and cash flows of the Company for the period set forth therein, all in accordance with GAAP applied on a consistent basis (except as otherwise stated in the footnotes or the audit opinion related thereto).

(b) Interim Financial Statements. Schedule 4.5(b) sets forth a true and complete copy of the unaudited interim balance sheet of the Company as of June 30, 2012, together with the related unaudited interim statements of income, changes in member’s capital, and cash flows for the three-month period ended June 30, 2012 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Unaudited Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position and the results of operations of the Company as of the date of the balance sheet included therein and the income, member’s capital, and cash flows of the Company for the period set forth therein (subject to the absence of footnote disclosures and to normal and recurring adjustments).

(c) No Undisclosed Liabilities. To Seller’s Knowledge, the Company does not have any material liabilities that are required to be reflected, reserved against or otherwise described in a balance sheet of the Company prepared in accordance with GAAP, other than (i) liabilities set forth in the Financial Statements, (ii) liabilities which have arisen after the date of the Unaudited Financial Statements in the ordinary course of business, (iii) liabilities taken into account in the determination of the Operating Income Adjustment, (iv) liabilities arising in connection with any Interim Period Hedges; (v) liabilities arising in connection with the consummation of the transaction contemplated hereunder; and (vi) liabilities disclosed in Schedule 4.5(c).

(d) No Indebtedness. As of the Closing, the Company will have no Indebtedness for Borrowed Money.

4.6 Absence of Certain Changes. Except as disclosed on Schedule 4.6, since June 30, 2012, through the date of this Agreement, (i) there has not been any circumstance, condition, event, or state of facts (either singly or in the aggregate) which has had, or would reasonably be expected to have, a Material Adverse Effect and (ii) except for matters relating to the transactions contemplated by this Agreement, the business of the Company has been conducted, in all material respects, only in the ordinary course.

4.7 Taxes. Except as set forth on Schedule 4.7, (i) all material Tax Returns required to be filed by the Company or with respect to the Company Assets prior to the date hereof have been filed and all of such Tax Returns are complete and correct in all material respects, (ii) all Taxes shown as due on such Tax Returns have been paid, (iii) there are no material Liens on the Company or any of the Company Assets that arose in connection with any failure to pay any Tax, (iv) there is no material claim pending by any Governmental Authority in connection with any Tax or any Tax Return described in clause (i) or (ii), (v) no Tax Returns described in clause (i) are under audit or examination by any Governmental Authority, (vi) there are no agreements or waivers currently in effect or pending that provide for an extension of time with respect to the filing of any material Tax Return of the Company or the assessment or collection of any material Tax from the Company or with respect to the Company Assets, (vii) no written claim has been made by any Governmental Authority in a jurisdiction where the Company does not file a Tax

Purchase and Sale Agreement

Return that it is or may be subject to material taxation in that jurisdiction with respect to the Company Assets, (viii) since its formation, the Company has been treated as a disregarded entity separate from its owner for federal income tax purposes; and (ix) none of the Company Assets are held (or treated as held) in an arrangement that is classified as a partnership for U.S. federal income tax purposes.

4.8 Contracts. As of the date hereof, Schedule 4.8 includes a list of each Material Contract. “Material Contract” means any of the following Contracts to which the Company is a party or by which the Company, or any of the Company Assets are bound or subject:

(i) Contracts that can reasonably be expected to involve obligations of, or payments to or from the Company or with respect to the Company Assets after the date hereof in excess of $500,000;

(ii) Contracts restricting, in any material respect, the Company from freely engaging in any business or competing anywhere;

(iii) Contracts evidencing Indebtedness for Borrowed Money or the granting of a Lien securing any such indebtedness;

(iv) Contracts guaranteeing any obligation of another Person or guaranteeing any hedge;

(v) Contracts evidencing a hedging or swap transaction;

(vi) Contracts between the Company and Seller or any Affiliate of Seller (the “Affiliate Contracts”);

(vii) Contracts granting any power of attorney with respect to the affairs of the Company;

(viii) Contracts for the sale, gathering, processing, storage or transportation of production, or otherwise relating to the marketing of production from the Company Assets, other than Contracts which are subject to cancellation on not more than sixty (60) days’ notice without penalty or other detriment to the Company;

(ix) Contracts that contain calls upon or options to purchase production;

(x) Contracts that constitute a partnership or joint venture agreement (excluding any tax partnership);

(xi) Contracts that constitute a pending farmout agreement, exploration agreement, participation agreement or other similar Contract where the primary obligation thereunder has not fully been performed; and

(xii) Contracts that constitute a joint operating agreement.

Purchase and Sale Agreement

Each Material Contract constitutes the legal, valid, and binding obligation of the Company, Seller or an Affiliate of Seller, as applicable, on the one hand, and, to Seller’s Knowledge, the counterparties thereto, on the other hand, and is enforceable in accordance with its terms, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. The Company, Seller or an Affiliate of Seller, as applicable, is not in, or is not alleged to be in, in any material respect, breach or default of its obligations under any of the Material Contracts. Except as set forth in Schedule 4.8, or as would not reasonably be expected to have a Material Adverse Effect, (x) to the Knowledge of Seller, no breach or default by any third party exists under any Material Contract and (y) no counterparty to any Material Contract has canceled, terminated, or modified, or, to the Knowledge of Seller, threatened to cancel, terminate, or modify, any Material Contract. Except for any such Contract identified on Schedule 4.8 as confidential, true, correct, and complete copies of all Material Contracts have been made available to Buyer.

4.9 Employee Matters. The Company currently has no, and during all times since its formation has never had, employees, and the Company does not maintain, and during all times since its formation has never maintained, any ERISA Plans or other employee compensation or benefit plans, programs, arrangements, contracts, or schemes, written, statutory, or contractual, with respect to which the Company has or has had any obligation or liability to contribute. The Company is not, and during all times since its formation has never been, a party to any collective bargaining agreement or other labor union contact.

4.10 Compliance with Laws; Permits.

(a) Laws. The Company is, and during all times since its formation has been, in compliance in all material respects with, and the Company’s ownership, use, and operation of its assets (including the Company Assets), and Seller’s and Seller’s Affiliates’ ownership, use and operation of the Company Assets are, and have been during all times since their formation, in compliance in all material respects with, all applicable Laws, except as disclosed on Schedule 4.10(a). Notwithstanding any provision in this Section 4.10 (or any other provision of this Agreement) to the contrary, Section 4.7, Section 4.9, Section 4.15 and Exhibit C shall be the exclusive representations, warranties, and covenants with respect to employee benefits, Tax, and environmental issues (including Environmental Permits), and no other representations or warranties are made with respect to such matters, including under this Section 4.10(a).

(b) Permits. The Company possesses all Permits necessary to own the Company Assets and to operate its business as currently conducted, except where the failure to possess such Permit would not reasonably be expected to have a Material Adverse Effect, and (i) all such Permits are in full force and effect and (ii) there are no Proceedings pending or threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension, or adverse modification thereof, except as would not reasonably be expected have a Material Adverse Effect.

4.11 Insurance. Schedule 4.11 contains a summary description of all material policies of property, fire and casualty, general liability, workers’ compensation, and other insurance held by or for the benefit of the Company as of the date of this Agreement.

Purchase and Sale Agreement

4.12 Brokers’ Fees. None of Seller and its Affiliates have entered into any Contract with any Person that would require the payment by Buyer or the Company after Closing of any brokerage fee, finders’ fee, or other commission in connection with the transactions contemplated by this Agreement.

4.13 Bonds and Guarantees. Schedule 4.13 identifies the bonds and guarantees posted (or supported) by Seller or its Affiliates or any third parties on behalf of the Company with respect to the Company Assets as of the date noted on Schedule 4.13, which Seller may update until ten (10) Business Days prior to the Closing Date with respect to the bonds and guarantees to be replaced on the Closing Date, but only acting consistently with past practice and in the ordinary course of business.

4.14 Sufficiency of the Company Assets. The Company Assets constitute all of the assets and properties necessary to operate the business of the Company as heretofore conducted by the Company, other than (a) assets that, individually and in the aggregate, are not material to such business and (b) assets and properties of Seller and its Affiliates used in the operation of the business of the Company and located at Hilcorp Energy Company’s corporate offices in Houston, Texas (other than the Company Records).

4.15 Environmental.

(a) Except as set forth in Schedule 4.15(a), none of the Company, Seller, nor any of Seller’s Affiliates has entered into nor is a party (directly or as successor in interest) to, any agreement with, plea, diversion agreement or consent, order, decree or judgment of any Governmental Authority that (i) are in existence as of the date of this Agreement, (ii) are based on any Environmental Laws that relate to the present or future use of any of the Company Assets and (iii) require any remediation or change in the present conditions of any of the Company Assets.

(b) Except as set forth in Schedule 4.15(b), as of the date of this Agreement, none of the Company, Seller or any of Seller’s Affiliates has received written notice from any Person of any release, spill, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Company Assets that: (i) interferes with or prevents compliance by the Company with any Environmental Law or the terms of any license or permit issued pursuant thereto or (ii) gives rise to or results in any common Law or other liability of the Company to any Person.

4.16 Preferential Purchase Rights. There are no (a) preferential purchase rights, rights of first refusal or similar rights and (b) rights of first offer, tag-along rights, drag-along rights or other similar rights, in each case of clause (a) and (b) above, that are applicable to the transfer of the Interests or the Company Assets in connection with the transactions contemplated by this Agreement.

4.17 Payment of Royalties. Except for such items that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract, Company has paid in all material respects all royalties (including lessor’s royalties), overriding royalties, and other burdens upon, measured by or payable out of production (each, a “Burden”) due by Seller or the Company with respect to the Company Assets or, if not paid, is contesting, or causing the Company to contest, such Burden in good faith in the ordinary course of business.

Purchase and Sale Agreement

4.18 Imbalances. Except as set forth on Schedule 4.18, there are no material Well Imbalances or material Pipeline Imbalances, in each case, associated with the Company Assets as of the Effective Time.

4.19 Current Commitments. Schedule 4.19 sets forth, as of the date of this Agreement, all approved authorizations for expenditures and other approved capital commitments relating to the Company Assets in an amount exceeding $500,000 to drill or rework wells or conduct other operations for which the Company or its Affiliate had the right to consent or non-consent the operations to which such capital expenditures or commitments pertain (in each case) for which all of the activities anticipated in such approved authorizations or capital commitments have not been completed by the date of this Agreement.

4.20 Delivery of Hydrocarbons. Except as set forth on Schedule 4.20 and for the rights of any lessor to take free gas under the terms of the applicable Lease for its use on the lands covered by such Lease, the Company is not obligated by virtue of any take-or-pay payment, advance payment or other similar payment (other than gas balancing arrangements), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company Assets at some future time without receiving payment therefor at or after the time of delivery. None of the revenues attributable to the Company’s interests in any producing Well are being held in suspense.

4.21 Payout Status. To Seller’s Knowledge, Schedule 4.21 sets forth the payout status as of the date set forth in such Schedule of each Well and Lease subject to a reversion or other adjustment at some level of cost recovery or payout.

4.22 Mandatory Drilling Obligations. Except as provided in Schedule 4.22, to Seller’s Knowledge, there are no mandatory drilling operations and no pending elections that would require such commitment on behalf of the Company or Buyer within one year of the Effective Time.

4.23 Wells. Except as set forth in Schedule 4.23, to Seller’s Knowledge, as of the date hereof, there are no Wells located on the Leases that have ceased producing or are subject to any Order from any Governmental Authority or written notice from any regulatory agency having jurisdiction or any other third parties requiring that such well be plugged and abandoned.

4.24 Suspense Accounts. Except as set forth in Schedule 4.24, as of the date set forth on such Schedule, the Company does not hold any funds in suspense with respect to any of the Company Assets.

4.25 Downed Structures. Schedule 4.25 sets forth a complete and accurate list of all platforms and caissons, including related structures and facilities, which are downed and out of service as of the date of this Agreement.

Purchase and Sale Agreement

Article 5.

Representations and Warranties Relating to Buyer

Buyer hereby represents and warrants to Seller as follows:

5.1 Organization of Buyer. Buyer is a corporation, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization; Enforceability. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement, and the performance of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer (and all documents required hereunder to be executed and delivered by Buyer at the Closing will be duly executed and delivered by Buyer), and this Agreement constitutes, and at the Closing each such document will constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3 No Conflict; Consents. Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, the execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer do not and shall not:

(i) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;

(ii) violate any Organizational Document of Buyer; or

(iii) require any filing with, or permit, consent or approval of, or the giving of any notice to, any Person.

5.4 Litigation. Except as would not reasonably be expected to prevent, impede, or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement, Buyer (i) is not subject to any outstanding injunction, judgment, Order, decree, ruling or charge, (ii) is not a party to a Proceeding and, (iii) to the knowledge of Buyer, has not been threatened with any Proceeding.

5.5 Brokers’ Fees. Buyer and its Affiliates have not entered into any Contract with any Person that would require the payment by Seller or its Affiliates of any brokerage fee, finders’ fee, or other commission in connection with the transactions contemplated by this Agreement.

Purchase and Sale Agreement

5.6 Financial Ability. Buyer will have at Closing, through a combination of (x) cash on hand and (y) funds available under the financing arrangements described in that certain Credit Facilities Commitment Letter from Bank of Montreal and BMO Capital Markets dated as of September 14, 2012 (the “Commitment Letter”), funds sufficient to pay the Purchase Price, to fund the consummation of the transactions contemplated by this Agreement, and to satisfy all other costs and expenses in connection herewith. A true and correct copy of the Commitment Letter has been furnished to Seller. Notwithstanding the foregoing provisions of this Section 5.6, Buyer acknowledges and agrees that the availability of all or part of the financing contemplated by the Commitment Letter (or from any other financing source) (a) is not a condition to Buyer’s obligations under this Agreement and (b) will not excuse any failure by Buyer to perform any such obligations.

5.7 Securities Law Compliance. Buyer (i) is acquiring the Interests for its own account and not with a view to distribution in violation of applicable securities laws, (ii) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Interests and is able financially to bear the risks thereof, and (iii) understands that the Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities laws and that under such laws and applicable regulations the Interests may be resold without registration under such laws only in certain limited circumstances.

5.8 Buyer’s Independent Investigation. Buyer and its Representatives have undertaken an independent investigation and verification of the Company Assets and the business, operations, and financial condition of the Company. Except for the representations and warranties made by Seller and the Company in this Agreement, Buyer acknowledges that there are no representations or warranties, express or implied, as to the Company Assets or the condition (financial or otherwise), assets, liabilities, operations, business or prospects of the Company.

Article 6.

Covenants

6.1 Conduct of Business.

(a) Operations before Closing. Except as provided in this Agreement, during the period from and including the date hereof until and including the Closing Date (the “Restricted Period”), without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall cause the Company to:

(i) operate the Company Assets in all material respects in the ordinary course consistent with past practices;

(ii) use commercially reasonable efforts to operate the business of the Company, and to maintain the Company Assets, in all material respects in accordance with all Laws.

(iii) pay all expenses incurred with respect to the Company Assets in the usual, regular and ordinary manner consistent with past practice;

(iv) collect the accounts receivable attributable to the Company Assets in the usual, regular and ordinary manner consistent with past practice;

Purchase and Sale Agreement

(v) maintain the books of account and records relating to the Company Assets in the usual, regular and ordinary manner, in accordance with the usual accounting practices of each such Person;

(vi) give written notice to Buyer as soon as is practicable of any written notice received or given by the Company with respect to any alleged material breach by the Company or other Person of any Material Contract;

(vii) with respect to emergency operations, the Company shall notify Buyer of such emergency and the related emergency operations as soon as reasonably practicable; and

(viii) give prompt notice to Buyer of (A) any written notice of any material damage to or destruction of any of the Company Assets of which Seller has Knowledge and (B) any written notice received by the Company of any material claim asserting any breach of contract, tort or violation of Law or any investigation, suit, action or litigation by or before a Governmental Authority, that (in each case) relates to the Company Assets.

(b) Restricted Activities. Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall cause the Company not to take any action to:

(i) amend its Organizational Documents;

(ii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(iii) change its accounting methods, policies, or practices, except as required by applicable Law;

(iv) sell, transfer, abandon, lease (other than oil and gas leasehold interests acquired by the Company in the Restricted Period, or as such relates to the West Cameron 643 Abandonment Costs), encumber (other than Permitted Encumbrances or Liens for Indebtedness for Borrowed Money), exchange or otherwise dispose of any of the material Company Assets (other than the sale of hydrocarbons produced from wells included in the Company Assets, the sale of worn-out or obsolete equipment, spare parts, or minor or insignificant assets, assignments of Company Assets as required by the terms of applicable agreements, and pooling or unitization of Company Assets with properties of unrelated third parties);

(v) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than extensions of credit to customers in the ordinary course of business);

(vi) issue or sell any equity interests, notes, bonds, or other securities of the Company, or any option, warrant or right to acquire same;

Purchase and Sale Agreement

(vii) incur any Indebtedness for Borrowed Money, whether or not evidenced by a note, bond, debenture, or similar instrument (nor enter into any guarantees with respect to any such indebtedness), except any such indebtedness that will be paid in full at or prior to the Closing and acquiring the Interim Period Hedges;

(viii) hire any employees;

(ix) enter into any Contract that would have been a Material Contract if it would have been in effect on the date hereof, except any Contract entered into in the ordinary course of business;

(x) except for the Contracts set forth on Schedule 6.1(b)(x), the Affiliate Contracts, and the policies or contracts by Navitas Insurance Company, LLC that will be terminated under Section 6.8 (collectively, the “Terminated Contracts”), amend, modify or terminate any Material Contract or otherwise waive, release or assign any material rights, Claims or benefits of the Company under any Material Contract, other than in the ordinary course;

(xi) enter into any derivative, option, hedge or futures contracts;

(xii) except as shown on Schedule 6.1(b)(xii), propose or agree to participate in or authorize enter into any authorization for expenditure or other approved capital expenditure in excess of $500,000; and

(xiii) agree, whether in writing or otherwise, to do any of the foregoing.

6.2 Excluded Assets, Terminated Contracts and Seller’s Company Assets. On or before the Closing Date, Seller shall (a) cause the Company to assign and transfer the Excluded Assets to Seller or one of its Affiliates and terminate the Terminated Contracts (in a form reasonably satisfactory to Buyer) and eliminate any amounts payable by Company to Seller or any Affiliate of Seller under the Terminated Contracts and (b) take any actions necessary to transfer, or cause to be transferred, all Company Assets not owned by the Company to the Company, provided that, any instruments of transfer executed in connection therewith shall not conflict with this Agreement.

6.3. Access and Title and Environmental Examination.

(a) Access. From the date hereof through the Closing, Seller shall afford to Buyer and its Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Company’s business, to the properties, books, contracts, and records of Seller and the Company and to the appropriate officers and employees of Affiliates of Seller and the Company and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Seller, and the Company, as Buyer and such Representatives may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no

Purchase and Sale Agreement

obligation to provide to Buyer, information relating to: (i) bids received from others in connection with the transactions contemplated by this Agreement (or similar transactions) and information and analyses (including financial analyses) relating to such bids; (ii) any information the disclosure of which would jeopardize any privilege available to Seller or the Company relating to such information or would cause Seller or the Company to breach a confidentiality obligation; or (iii) any information the disclosure of which would result in a violation of Law. All requests for information made under this Section 6.3(a) shall be directed to the Person designated by Seller in a Notice delivered to Buyer, and all such information provided shall be subject to the Confidentiality Agreement.

(b) Environmental and Title Review. Buyer shall have the right to examine the environmental condition of and title to the Company Assets in accordance with the procedures in Exhibit C. Seller shall cause the Company to provide access to the Company Assets they operate during regular business hours and Seller shall use its commercially reasonable efforts to obtain permission for Buyer to gain access to the Company Assets operated by third parties. Buyer shall have no right to perform or conduct any environmental sampling or other invasive environmental investigation on or about any of the Company Assets without the prior written consent of Seller.

(c) Indemnity. Buyer shall indemnify the Seller Indemnified Parties from and against Losses arising out of, or in connection with, any site visits or inspections of the Company Assets or any other properties of any Seller Indemnified Party by Buyer and its Representatives, even if caused by the sole, joint, and/or concurrent negligence, strict liability, or other fault of the Seller Indemnified Parties, excepting only Losses caused by the gross negligence or willful misconduct of a member of Seller Indemnified Parties.

6.4 Third Party Approvals. Buyer and Seller shall (and shall each cause their respective Affiliates to) use reasonable efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller, or their Affiliates are required to obtain to consummate the transactions contemplated hereby.

6.5 Regulatory Filings.

(a) HSR Filing. Promptly, and in any event within ten (10) Business Days after the date hereof, the Parties shall make filings required of Buyer, Seller, and the Company to obtain expiration or early termination of the waiting period under the HSR Act in respect of the transactions contemplated hereunder. The filing fees required under the HSR Act shall be at Buyer’s sole cost and expense.

(b) HSR Actions. The Parties shall (i) make the filings required of them or their “ultimate parent entities” under the HSR Act in connection with the transactions contemplated hereby no later than ten (10) Business Days after the date hereof, (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by them, or any of their respective Affiliates from any Governmental Authority pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with antitrust matters, (iii) cooperate with each other in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry

Purchase and Sale Agreement

concerning the transactions contemplated hereby commenced by any Governmental Authority, (iv) use commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust Law, and (v) advise the other Party promptly of any material communication received from any other Governmental Authority regarding any of the transactions contemplated hereby, and of any understandings, undertakings, or agreements (oral or written) such Party proposes to make or enter into with any other Governmental Authority in connection with the transactions contemplated hereby. Concurrently with the filing of notifications under the HSR Act or as soon thereafter as practicable, the Parties shall each request early termination of the applicable “waiting period” under the HSR Act. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Agreement shall require Buyer or Seller or any of their respective Affiliates to enter into or offer to enter into any divestiture, hold-separate, business limitation or similar agreement or undertaking whether prior to or after the Closing Date, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations from any Governmental Authority.

(c) No Filing. If within ten (10) Business Days after the date hereof Buyer determines (after consultation with its legal counsel) that, based upon the Allocated Values of the Company Assets, no filing will be required of Buyer and or any of its Affiliates under the HSR Act in connection with the transactions contemplated hereby, then Buyer shall provide to Seller a letter confirming such determination.

(d) Notice. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior Notice of such meeting and if commercially practicable, an opportunity to attend such meeting.

6.6 Books and Records. From and after the Closing:

(a) Company Records. Seller agrees to use commercially reasonable efforts to deliver to Buyer at or as soon as practicable after the Closing, to the extent permitted by applicable Laws and Contracts, all of the historical books and records of the Company or with respect to the Company Assets (the “Company Records”), including all data, information, software, books, files, and records of the Company, including production records, operating records, correspondence, Tax Returns, and lease records, well logs and other records; prospect files; title records (including abstracts of title, title opinions and memoranda, and title curative documents related to the Company Assets); contract files; and geological and seismic data (including interpretive data), maps, electric logs, core data, pressure data and decline curves.

(b) Retention. Seller may retain a copy of any or all of the data room materials and the Company Records.

(c) Record Preservation. Buyer shall preserve and keep a copy of all data room materials and the Company Records in Buyer’s possession for a period of at least seven (7) years after the Closing Date. After such seven (7) year period, before Buyer shall dispose of any such data room materials or Company Records, Buyer shall give Seller at least ninety (90) days’ Notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such data room materials and Company Records as Seller may select.

Purchase and Sale Agreement

Buyer shall provide to Seller, at no cost or expense to Seller, full access to such data room materials and Company Records as remain in Buyer’s possession and full access to the properties and employees of Buyer and the Company in connection with matters relating to the business or operations of the Company on or before the Closing Date and any disputes relating to this Agreement.

6.7 Use of Hilcorp Marks. Hilcorp Marks will appear on some of the Company Assets, including signage on the Company Assets. Buyer acknowledges and agrees that it obtains no right, title, interest, license, or any other right whatsoever to use the Hilcorp Marks. Buyer shall, within ninety (90) days after the Closing Date, remove the Hilcorp Marks from the Company Assets, including signage, and provide written verification thereof to Seller promptly after completing such removal. Buyer agrees never to challenge Seller’s (or its Affiliates’) ownership of the Hilcorp Marks or any application for registration thereof or any registration thereof or any rights of Seller or its Affiliates therein as a result, directly or indirectly, of its ownership of the Company. Buyer will not do any business or offer any goods or services under the Hilcorp Marks. Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Hilcorp Marks or otherwise operate the Company in any manner which would or might reasonably be expected to confuse any Person into believing that Buyer has any right, title, interest, or license to use the Hilcorp Marks. Promptly after Closing, Buyer shall change the name of the Company to remove (and not use) the Hilcorp Marks.

6.8 Insurance. During the Restricted Period, Buyer and Seller shall cooperate and coordinate to ensure that the insurance policies currently maintained by, or on behalf of, the Company, including the policies set forth on Schedule 4.11, remain in full force and effect throughout the Restricted Period, but excluding any polices or contracts by Navitas Insurance Company, LLC, which policies and contracts will be terminated as of the date hereof. Subject to the transitional insurance coverage arrangements that may be agreed upon between Buyer and Seller, at Closing, Seller shall be entitled to terminate or modify the insurance policies described in Schedule 4.11 to exclude coverage of the Company, and Buyer will obtain its own insurance coverage with respect to the Company and the Company Assets.

6.9 Further Assurances. Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, under applicable Law or otherwise, to consummate the transactions contemplated by this Agreement. The Parties agree to, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company to, execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement in accordance with the terms hereof.

6.10 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense. For the avoidance of doubt, the Company shall not bear any costs or reimburse Seller for any fees and expenses incurred in connection with this Agreement or the transactions contemplated hereby.

Purchase and Sale Agreement

6.11 Replacement of Bonds, Letters of Credit, and Guarantees.

(a) No Transfer. The Parties understand that none of the bonds, letters of credit, and guarantees, posted by the Company or any of its Affiliates on behalf of the Company with any Governmental Authority or third Person and relating to the Company or the Company Assets are to be transferred to Buyer.

(b) Replacement. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of the Company or Buyer, replacements for the bonds and guarantees listed on Schedule 4.13 to the extent such replacements are permitted under the terms thereof, and to the extent permitted under the terms thereof shall cause, effective as of the Closing Date, the cancellation or return to Seller of such bonds and guarantees posted (or supported) by the Company or any of its Affiliates with respect to the Company or the Company Assets. Buyer shall indemnify Seller and its Affiliates with respect to any portion of the guaranteed obligations under the CVX Guarantees that are not replaceable with bonds or letters of credit under the terms thereof (which amounts are set forth in Schedule 4.13). Buyer also may provide evidence that such replacements are not necessary as a result of existing bonds and guarantees that Buyer has previously posted as long as such existing bonds or guarantees are adequate to secure the release of those posted (or supported) by Seller.

6.12 Non-Solicitation. Buyer agrees that, for a period beginning on the date of this Agreement and ending on the first anniversary of the Closing Date, it will not, and will cause its Affiliates not to, directly or indirectly, solicit the employment of (including by contracting through an independent contractor, consultant, or other third party) or hire (including as a consultant) any of the employees of the Seller or its Affiliates, except as permitted below, without the prior written consent of Seller. No later than twenty (20) days prior to the Closing Date, Buyer may present a written list to Seller of the field employees of Seller and its Affiliates involved with the operation of the Company Assets that Buyer would like Seller to make available for employment interviews with Buyer (“Selected Employees”). Within ten (10) days of receiving Buyer’s request, Seller shall identify to Buyer in writing those Selected Employees that Buyer may interview, solicit for hire, and hire (“Excepted Employees”). Seller agrees to make the Excepted Employees available to interview with Buyer prior to Closing. Any Excepted Employee who does not accept Buyer’s offer of employment within ten (10) days after Closing shall thereafter cease to be an Excepted Employee and any further or subsequent solicitation of such employee or hiring of such employee shall be subject to the conditions and restrictions of this Section 6.12. The restrictions above shall not apply to (i) a general advertisement of employment opportunities by Buyer or its Affiliates not specifically directed at any employee of Seller and its Affiliates or (ii) any individual whose employment with Seller and its Affiliates was terminated by Seller and its Affiliates or has not worked for Seller and its Affiliates for at least six (6) months prior to such individual being solicited or hired by Buyer or its Affiliates.

6.13 Amendment of Schedules. Prior to Closing, Seller shall have the right to correct, supplement, or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. Any such correction, supplement, or amendment shall be delivered to Buyer no later than three (3) Business Days prior to the Closing Date. For all purposes of this Agreement, including for purposes of determining whether the

Purchase and Sale Agreement

conditions set forth in Article 8 have been fulfilled, the Disclosure Schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any such correction, supplement, or amendment thereto.

6.14 Assumed Obligations. Without limiting Buyer’s rights to indemnity under this Agreement and Buyer’s rights under any Title Indemnity Agreement, from and after the Closing Date, Buyer shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the Assumed Obligations.

6.15 West Cameron 643 Abandonment Costs. The West Cameron 643 Abandonment Costs shall remain the responsibility of Seller and shall not constitute part of the Assumed Obligations after the Closing Date. To the extent any West Cameron 643 Abandonment Costs are paid by the Company after the Closing Date, then Seller shall reimburse the Company for such costs.

6.16 Suspense Accounts. On or before the Closing Date, Seller or its Affiliates shall assign and transfer any suspense accounts related to the Company Assets to the Company.

6.17 Financing Matters. Seller acknowledges that Buyer may undertake an equity and/or debt financing (collectively, and including, without limitation, commitments with respect thereto, the “Financing”), the proceeds of which may be used to fund all or a portion of the Purchase Price. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller agrees that it shall use commercially reasonable efforts to provide, at Buyer’s sole expense, all customary cooperation reasonably requested by Buyer in connection with Buyer’s efforts to secure the Financing, including (a) using commercially reasonable efforts to deliver (i) an unaudited balance sheet for the Company as of June 30, 2012, and June 30, 2011, and the related statements of operations and cash flow for the six-months ended June 30, 2012, and June 30, 2011 (collectively, the “Interim Financial Statements”), and (ii) audited balance sheets of the Company as of December 31, 2011 and 2010 and related audited statements of income, changes in member’s capital, and cash flow for the years ended December 31, 2011, 2010 and 2009, including unaudited Supplementary Oil and Gas Disclosures and disclosures of Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves for the three year period ended December 31, 2011 (b) using commercially reasonable efforts to cause its independent auditors to deliver customary “comfort letters” in connection with the Financing, (c) using commercially reasonable efforts to cause its independent reserve engineers to delivery customary “comfort letters” with respect to the Company’s proved reserves in connection with the Financing, (d) reasonably cooperating in connection with the preparation of auditors’ reports by PricewaterhouseCoopers LLP (or such other accountant that Buyer may select) covering the annual financial statements of the Company as of December 31, 2011, and for the three years then ended, and (e) reasonably cooperating in connection with, and consenting to, the delivery of a reserves and estimated value determination report by W.D. Von Gonten & Company with respect to the Company Assets as of December 31, 2011, December 31, 2010, and December 31, 2009 (and such other dates that may be applicable in connection with the Financing); provided, however, that (w) Seller’s failure to perform any of its obligations under this Section 6.17 shall not delay the Closing hereunder and Buyer may not assert that its conditions to Closing under Section 8.1 have not been satisfied due to any breach

Purchase and Sale Agreement

by Seller of any of its obligations under this Section 6.17, (x) neither Seller nor the Company shall be required to pay any commitment or other fee or incur any other liability in connection with the Financing, (y) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Seller, and (z) neither Seller nor the Company shall have any liability for any statement, materials or information (including pro forma statements and projections) provided by Seller or the Company in connection with the Financing. After Closing, Seller agrees that it shall use commercially reasonable efforts to provide as soon as practicable, at Buyer’s sole expense, an unaudited balance sheet for the Company as of September 30, 2012, and September 30, 2011, and the related statements of operations and cash flow for the nine months ended September 30, 2012, and September 30, 2011.

6.18 Payments and Reimbursements. From the Closing Date until sixty (60) days following the Final Settlement Date, any proceeds, costs or expenses that would constitute a Buyer’s Credit or a Seller’s Credit (and other proceeds, costs or expenses attributable to the Company Assets on or after the Closing Date) but that are not reflected in the Final Closing Statement shall be treated as follows: (a) Seller will promptly forward, or cause to be forwarded, to Buyer any payments received by Seller or any Affiliate of Seller with respect to proceeds that would constitute a Buyer’s Credit (or that are attributable to the Company Assets on or after the Closing Date) but are not reflected in the Final Closing Statement; (b) Seller will be responsible pursuant to the terms of this Agreement (i) for costs or expenses that would constitute a Buyer’s Credit but that are not reflected in the Final Closing Statement and shall promptly pay, or, if paid by Buyer, promptly reimburse Buyer for such costs or expenses and (ii) for costs and expenses that have previously been accounted for as a Seller’s Credit but which are paid by Buyer (or the Company after Closing) and shall promptly reimburse Buyer for such costs and expenses; (c) Buyer will promptly forward, or cause to be forwarded, to Seller (i) any payments received by Buyer (or the Company after Closing) with respect to proceeds that would constitute a Seller’s Credit but that are not reflected in the Final Closing Statement and (ii) any proceeds received by Buyer (or the Company after Closing) which have previously been accounted for as a Buyer’s Credit; (d) Buyer will be responsible pursuant to the terms of this Agreement for costs or expenses that would constitute a Seller’s Credit (or that are attributable to the Company Assets on or after the Closing Date) but that are not reflected in the Final Closing Statement and shall promptly pay, or, if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against, such costs or expenses.

6.19 Interim Period Hedges. Prior to Closing, Buyer and Seller shall cooperate and coordinate, and Seller shall use commercially reasonable efforts, to acquire the Interim Period Hedges. If Closing does not occur for any reason (including, without limitation, the termination of this Agreement by any Party under Section 10.1), Seller shall terminate and settle the Interim Period Hedges. Buyer shall be liable for all costs and expenses of the Seller in connection with the termination and settlement of the Interim Period Hedges, including without limitation, any settlement amount, early termination amount, “close out” amount, breakage fee, penalty or interest owed by Seller to the hedge counterparty as a result of or arising out of the termination of the Interim Period Hedges, provided that, if at the time of such termination and settlement, a termination payment is due to Seller by the hedge counterparty, Seller shall pay to Buyer one-half of such termination payment (net of all costs and expenses paid by Seller in connection with such Interim Period Hedges and the termination thereof).

Purchase and Sale Agreement

6.20 Transition Services Agreement. If requested by Buyer not less than twenty (20) days prior to Closing, the Parties will use commercially reasonable efforts to execute and deliver a transition services agreement covering services determined by the Parties and on terms and conditions (including, without limitation, a fee, if appropriate) mutually acceptable to the Parties.

Article 7.

Tax Matters

7.1 Responsibility for Filing Tax Returns and Paying Taxes.

(a) Filing. Seller shall file all Tax Returns required to be filed by or with respect to the Company or the Company Assets for a Pre-Closing Tax Period that are required to be filed prior to or on the Closing Date. Buyer shall file all other Tax Returns required to be filed by or with respect to the Company and the Company Assets.

(b) Payment. Subject to the limitations of Section 7.6, Seller shall pay, or cause the Company to pay, Taxes owed and payable by the Company or with respect to the Company Assets at any time prior to or on the Closing Date. Seller shall indemnify and hold harmless Buyer and its Affiliates from and against all Taxes with respect to the Company or the Company Assets and attributable to any Pre-Effective Time Tax Period or portion of any Straddle Period prior to and including the Effective Time. Buyer shall pay all other Taxes owed with respect to the Company or any of the Company Assets.

(c) Straddle Period. For purposes of this Agreement, liability for Taxes with respect to the Company or the Company Assets with respect to any Straddle Period shall be apportioned as follows: Property and similar ad valorem Taxes shall be apportioned on a ratable daily basis, and all other Taxes, shall be apportioned based on an interim closing of the books of the Company as of the end of the Effective Time. Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested by the other to prepare any Tax Return relating to the Company, the Company Assets or the transactions contemplated by this Agreement.

7.2 Responsibility for Tax Audits. Seller shall control any Tax Audit relating to the Company or the Company Assets for any Pre-Effective Time Tax Period with respect to Taxes for which Seller is liable pursuant to Section 7.1, and Buyer shall control any other Tax Audit relating to the Company or the Company Assets; provided, however, that if a Tax Audit relates to Taxes for which both Parties could be liable under this Agreement, to the extent practicable, the Tax items with respect to such Tax Audit will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it could be so liable, but if any Tax item cannot be identified as being a liability of only one Party or cannot be separated from a Tax item for which the other Party is liable, Buyer, at its expense, shall have the option to control the defense and settlement of the Tax Audit, provided that Buyer shall keep Seller notified of any developments in such Tax Audit and Seller shall have the right to participate in such Tax Audit at its own expense; and provided further that no such matter shall be settled

Purchase and Sale Agreement

without the written consent of Seller, not to be unreasonably withheld, delayed or conditioned. Buyer and Seller shall each timely provide the other with all information and cooperation reasonably requested to conduct a Tax Audit with respect to Taxes relating to the Company, the Company Assets or the transactions contemplated by this Agreement. Each Party shall provide the other with notice of any pending or threatened Tax Audits that could adversely affect the other.

7.3 Tax Refunds. The Parties shall be entitled to any refund with respect to Taxes for which the Party is responsible pursuant to Section 7.1 or 7.4. If a Party receives a refund to which the other Party is entitled, the Party receiving the refund shall pay it to the Party entitled to the refund within thirty (30) Business Days after receipt.

7.4 Transfer Taxes. Buyer shall be responsible for and indemnify Seller against any state or local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement. The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes.

7.5 Tax Treatment of Indemnities. Any indemnity paid by a Party to another Party pursuant to this Article 7 or Article 9 shall be treated for federal, state and local income Tax purposes, as an adjustment to the Purchase Price, unless otherwise required by Law or as agreed by the Parties.

7.6 Survival and Conflict. The obligations set forth in Section 7.1(b) shall survive Closing for the applicable statute of limitations. Further, in the event of a conflict between the provisions of this Article 7 and any other provision of this Agreement, this Article 7 shall control.

7.7 Section 1031 Exchange. Seller and Buyer hereby agree that Seller shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) and/or a Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37) in order to accomplish the transaction in a manner intended to comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Code. In the event that Seller assigns its rights under this Agreement pursuant to this Section 7.7, Seller agrees to notify Buyer in writing of such assignment at or before Closing, and Buyer shall cooperate fully, as and to the extent reasonably requested by the Seller, in connection with enabling the transactions contemplated herein to qualify in whole or in part as a like-kind exchange pursuant to Section 1031 of the Code; provided, however, that any costs or expenses in connection therewith shall be borne solely by Seller and Buyer shall not be required to incur any additional liability in connection therewith. Seller and Buyer acknowledge and agree that any assignment of all or any portion of this Agreement to a Qualified Intermediary and/or Exchange Accommodation Titleholder shall not release either party from any of their respective liabilities and obligations to each other under this Agreement. Without limiting the generality of the above provisions of this Section 7.7, in the event that Seller assigns all or a portion of its rights under this Agreement pursuant to this Section 7.7, then the other certificates, agreements, instruments and documents to be executed and/or delivered in connection with this Agreement by Buyer or their Affiliates shall be amended and modified in a manner satisfactory to Seller to expressly permit, without further consent or approval, the subsequent assignment and transfer of the same by the Qualified Intermediary and/or Exchange Accommodation Titleholder to Seller (or its designee).

Purchase and Sale Agreement

Article 8.

Conditions to Closing

8.1 Conditions to Obligations of Buyer to Closing. The obligation of Buyer to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions:

(a) Representations, Warranties, and Covenants. (i) The representations and warranties of Seller made in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) will be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) except where all such breaches taken collectively would not reasonably be expected to have a Material Adverse Effect, (ii) Seller shall have performed or complied with in all material respects all of the covenants and agreements required by this Agreement to be performed or complied with by Seller on or before the Closing, and (iii) Buyer shall have received a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

(b) HSR Approval. If necessary, the waiting period under the HSR Act applicable to the consummation of the sale and purchase of the Interests contemplated hereby shall have expired or been terminated.

(c) No Proceeding or Injunction. No material Proceeding instituted by a third party shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No provision of any applicable Law and no Order will be in effect that prohibits or makes illegal the consummation of the Closing.

(d) Resignations of Officers and Directors. The Company shall have received resignations (or evidence of removal) of each officer or director of the Company effective as of the Closing.

(e) Assignment and Assumption Agreement. Seller shall have delivered its duly executed signature page counterparts to the Assignment and Assumption Agreement to Buyer.

(f) Secretary’s Certificate. Seller shall have delivered a secretary’s certificate certifying the Organizational Documents of the Company and including an incumbency certificate.

(g) Certification of Non-Foreign Status. Seller shall have delivered a certification of non-foreign status in accordance with U.S. Treasury Regulation Section 1.1445-2(b)(2).

Purchase and Sale Agreement

(h) Material Adverse Effect. Since the date of this Agreement, no event, occurrence or development shall have occurred or shall be continuing that has had, individually or in the aggregate, a Material Adverse Effect.

(i) Public Certificates. Seller shall have delivered to Buyer (i) a certificate of good standing dated no more than ten (10) Business Days prior to Closing, with respect to the Company issued by the Secretary of State of the Texas, and (ii) a certificate of good standing, dated no more than ten (10) Business Days prior to Closing, with respect to the Company’s tax status issued by the Texas Comptroller of Public Accounts.

8.2 Conditions to the Obligations of Seller to Closing. The obligation of Seller to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction of the following conditions:

(a) Representations, Warranties, and Covenants. (i) The representations and warranties of Buyer made in this Agreement (disregarding all materiality qualifications contained therein) will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), (ii) Buyer shall have performed or complied with in all material respects all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing and (iii) Buyer shall have received a certificate of an executive officer of Seller, dated the Closing Date, to such effect.

(b) HSR Approval. If necessary, the waiting period under the HSR Act applicable to the consummation of the sale and purchase of the Interests contemplated hereby shall have expired or been terminated.

(c) No Proceeding or Injunction. No material Proceeding instituted by a third party shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No provision of any applicable Law and no Order will be in effect that prohibits or makes illegal the consummation of the Closing.

(d) Assignment and Assumption Agreement. Buyer shall have delivered its duly executed signature page counterparts to the Assignment and Assumption Agreement to Seller.

Article 9.

Indemnification and Waivers

9.1 Indemnification.

(a) Seller Indemnity. From and after Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify, defend, and hold harmless Buyer, its Affiliates, and each of their respective officers, members, managers, partners, directors, employees, and representatives (the “Buyer Indemnified Parties”) against any and all liabilities, obligations,

Purchase and Sale Agreement

damages, losses, costs, debts, penalties, fines, expenses (including reasonable attorneys’ and consultants’ fees and expenses), claims, causes of actions, payments, charges, judgments and assessments (collectively “Losses”) incurred or suffered by the Buyer Indemnified Parties as a result of, relating to, or arising out of any breach of any representation or warranty made by Seller in Article 3 as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date).

(b) Indemnity Regarding the Company. From and after Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify, defend, and hold harmless the Buyer Indemnified Parties against any and all Losses incurred or suffered as a result of, relating to, or arising out of:

(i) any breach of any representation or warranty made by Seller in this Agreement (excluding Article 3) as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date);

(ii) the breach of any covenant or agreement made or to be performed by Seller under this Agreement;

(iii) the actions, suits or proceedings, if any, set forth on Schedule 4.4, but only to the extent they are attributable or relate to the ownership or operation of the Company Assets for periods from and after the Effective Time;

(iv) personal injury, illness or death relating to the Company Assets, to the extent such injury, illness or death (x) occurs prior to the Closing or (y) arises from, results from or relates to events that occurred prior to the Closing;

(v) Hazardous Substances related or attributable to the Company Assets that, prior to the Closing, were disposed of off-site;

(vi) any and all fines and penalties payable to a Governmental Authority for the violation of Environmental Laws arising out of, relating to, or resulting from the actions or operations of the Company or the ownership, lease, use, possession, enjoyment or transfer, or operation of the Company Assets prior to the Closing;

(vii) any Seller Transaction Expenses which have not been paid prior to Closing; and

(viii) the Excluded Assets.

(c) Buyer Indemnity. From and after Closing, Buyer shall indemnify, defend, and hold harmless Seller, its Affiliates, and each of their respective officers, members, managers, partners, directors, employees, and representatives (the “Seller Indemnified Parties”) against any and all Losses incurred or suffered by the Seller Indemnified Parties as a result of, relating to, or arising out of (i) any breach of any representation or warranty made by Buyer in this Agreement

Purchase and Sale Agreement

as though such representation or warranty were made as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been made as of such earlier date), (ii) the breach of any covenant or agreement made or to be performed by Buyer under this Agreement, (iii) the use by any Buyer Indemnified Party or the Company after Closing of any seismic data (or interpretation thereof) included in the Company Assets, (iv) the remaining obligations under the CVX Guarantees, if any, and (v) except for any Losses (x) that are covered by the indemnity from Seller to the Buyer Indemnified Parties under Section 9.1(a) or (b) and (y) for which the Buyer Indemnified Parties are entitled to indemnity pursuant to this Article 9, the Company, the Assumed Obligations and the ownership and operation of the Company Assets.

(d) Materiality. For purposes of determining the amount of Losses resulting from any inaccuracy, misrepresentation or breach of a representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being understood by the Parties that for purposes of determining liability under this Article 9, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

(e) Express Negligence Rule. The indemnification and waiver provisions in this shall be enforceable regardless of whether any Person (including the Person from whom indemnification is sought) alleges or proves the sole, concurrent, contributory, or comparative negligence of the Person seeking indemnification or the sole or concurrent strict liability imposed upon the Person seeking indemnification, except in the case of gross negligence or willful misconduct by such Person.

9.2 Limitations on Liability.

(a) Indemnity Deductible and Indemnity Cap. Except as set forth below, a Buyer Indemnified Party will not be entitled to indemnity under Section 9.1(b) of this Agreement for Losses with respect to any claim until the aggregate amount of all such claims exceeds the Indemnity Deductible, and thereafter, the Buyer Indemnified Parties shall only be entitled to indemnity for the amount in excess of the Indemnity Deductible, subject to the limitations set forth in this Agreement. Except as set forth below, the maximum aggregate liability of Seller under Section 9.1(b) of this Agreement shall not exceed the Indemnity Cap. The Indemnity Deductible and the Indemnity Cap shall not apply to any claim for indemnification under (i) Section 9.1(b)(i) with respect to any breach of the Fundamental Representations, (ii) Section 9.1(b)(ii) with respect to any breach of the Fundamental Covenants or (iii) Sections 9.1(b)(iii), (iv), (vi), (vii) or (viii). The Indemnity Deductible shall apply to any claim for indemnification under Section 9.1(b)(i) with respect to a breach of Section 4.25 or Section 9.1(b)(v), but the Indemnity Cap shall not apply to any such claims. The aggregate liability of Seller under Section 7.1 and this Article 9 (including Section 9.1(a)) shall not, in any event, exceed fifty percent (50%) of the Purchase Price.

Purchase and Sale Agreement

(b) Survival. The representations, warranties, and covenants of the Parties under this Agreement shall survive the Closing; provided, however, that (i) except for the Fundamental Representations, all other representations and warranties of Seller in Article 4 shall survive the Closing for a period of twelve (12) months, (ii) the representations and warranties of Seller in Article 3 and the Fundamental Representations shall survive the Closing for a period of twenty-four (24) months, (iii) except for the Fundamental Covenants, all other covenants and agreements of Seller in this Agreement shall survive the Closing for a period of twelve (12) months and (iv) the Fundamental Covenants shall survive the Closing without time limit (provided that the covenants and agreements of Seller in Articles 9 and 11 shall only remain in effect to the extent necessary for Buyer to enforce its indemnification rights under this Article 9 to the extent such rights which remain in effect under the terms hereof). The indemnities provided in Section 9.1(a) and Section 9.1(b)(i) shall terminate as of the termination date of each respective representation or warranty that is subject to indemnification. The indemnities provided in Section 9.1(b)(ii) shall terminate as of the termination date of each respective covenant that is subject to indemnification, provided that if there is no termination date for a representation or warranty, then the indemnities provided with respect thereto shall survive the Closing without time limit. The indemnities provided in Sections 9.1(b)(iv), (v), and (vi) shall survive the Closing for a period of twelve (12) months. The indemnities provided in Sections 9.1(b)(iii), (vii), and (viii) shall survive the Closing for a period of twenty-four (24) months. Any assertion by any Buyer Indemnified Party of Losses under Section 9.1(b) must be made in a Notice delivered to Seller (or not at all) on or prior to the end of the survival period applicable to such indemnity as provided above, and the Buyer Indemnified Parties’ right to indemnification under Section 9.1(a) and (b) shall be deemed waived and released if not made on or prior to the end of such survival period. Notwithstanding the foregoing, there shall be no termination of any bona fide claim asserted pursuant to the indemnities in Section 9.1(a) and (b), if such bona fide claim is asserted prior to the date of termination for the applicable indemnity. The Parties intend that this provision modify the applicable statute of limitations.

(c) Reductions. The amount of any Losses subject to indemnification under this shall be reduced or reimbursed, as the case may be, by any third party insurance proceeds and third party recoveries actually received by the Buyer Indemnified Parties with respect to such Losses (net of any expenses or costs incurred in connection with the claim or collection relating thereto and any increase in premiums as a result thereof). Buyer shall, and shall cause the Buyer Indemnified Parties to, use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other third party alleged to have responsibility. If a Buyer Indemnified Party receives an amount under insurance coverage or from such third party with respect to Losses that were the subject of indemnification under this at any time subsequent to indemnification provided thereunder, then such Buyer Indemnified Party shall promptly reimburse Seller for such amount (net of any expenses or costs incurred in connection with the claim or collection relating thereto and any increase in premiums as a result thereof).

(d) Mitigation. Each Indemnified Party shall make reasonable efforts to mitigate or minimize Losses under this Agreement upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable under this Article 9 provided, that such Indemnified Party shall not be required to incur extraordinary expense or risk to mitigate or minimize any such Losses. If an Indemnified Party fails to so mitigate an indemnifiable loss under the preceding sentence, the Indemnifying Party shall have no liability for any portion of such loss that reasonably could have been avoided had the Indemnified Party made such efforts.

Purchase and Sale Agreement

(e) Payment. Subject to Section 9.2(a), all amounts for which indemnification is provided under Section 7.1 and this Article 9 will be paid in cash in immediately available funds upon (i) agreement of Buyer and Seller with respect to the amount thereof or (ii) a final, binding and non-appealable judgment of a court of competent jurisdiction concerning same.

9.3 Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Third Party Claim. If any Person entitled to seek indemnification under Section 9.1 (an “Indemnified Party”) receives Notice of the assertion or commencement of any claim asserted against an Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.1, the Indemnified Party shall promptly (i) notify the Party obligated to the Indemnified Party pursuant to Section 9.1 above, (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party Notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b) Indemnifying Party. Except with respect to Tax Audits described in Section 7.2, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Loss under this Agreement), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement or consent to the entry of any judgment with respect thereto without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned, or delayed) that (i) does not result in a final resolution of the Indemnified Party’s liability to the third party with respect to the claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party from all further liability in respect of such claim) or (ii) may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity). If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest pursuant to this Section 9.3(b), including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

Purchase and Sale Agreement

(c) Indemnified Party. Except with respect to Tax Audits described in Section 7.2, if the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Direct Claim. Any claim by the Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt Notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of the events that gave rise to such Direct Claim. Such Notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of ten (10) Business Days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such ten (10) Business Day period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.4 Waiver of Consequential Damages. With respect to any and all Losses for which indemnification may be available hereunder, no Indemnifying Party shall have any liability for any consequential, indirect, punitive, exemplary, or special damages with respect to any claim for which such Indemnifying Party may have liability pursuant to this Agreement; provided, however, that this waiver shall not apply to the extent such consequential, indirect, punitive, exemplary or special damages are awarded in a Proceeding brought or asserted by a third party against an Indemnified Party.

9.5 Waivers and Disclaimers.

(a) Title and Environmental Matters. The only representations, warranties, or covenants being made by Seller with respect to the Company’s title to the Company Assets or the environmental or physical condition of the Company Assets are in Section 4.15 and Exhibit C and all other representations, warranties, or covenants related to title or the environmental or physical condition of the Company Assets of any kind or nature, either express, implied, or statutory, are hereby waived and disclaimed in their entirety.

Purchase and Sale Agreement

(b) No Reliance. Buyer has reviewed and has access to all contracts, documents, records, and information which it has desired to review in connection with its decision to enter into this Agreement, and to consummate the transactions contemplated hereby. Buyer has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by Seller, or its Affiliates, or any of their Representatives, except for the representations and warranties of Seller set forth in this Agreement. In deciding to enter into this Agreement, and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not on any disclosure or representation made by, or any duty to disclose on the part of, Seller or its Affiliates, or any of their Representatives, other than the representations and warranties of Seller set forth in this Agreement. Notwithstanding anything in this Agreement, nothing in this Agreement shall restrict or in any way limit claims by the Parties with respect to breaches or claims based upon fraud, as to which the Parties shall have all of their rights or remedies at law.

(c) Limited Duties. Any and all duties and obligations which either Party may have to the other Party with respect to or in connection with the Interests, the Company Assets, this Agreement, or the transactions contemplated hereby are limited to those in this Agreement. The Parties do not intend (i) that the duties or obligations of either Party, or the rights of either Party, shall be expanded beyond the terms of this Agreement on the basis of any legal or equitable principle or on any other basis whatsoever or (ii) that any equitable or legal principle or any implied obligation of good faith or fair dealing or any other matter requires either Party to incur, suffer, or perform any act, condition, or obligation contrary to the terms of this Agreement and that it would be unfair, and that they do not intend, to increase any of the obligations of any Party under this Agreement on the basis of any implied obligation or otherwise.

(d) Defects. The Company Assets being transferred to Buyer as a result of the transfer of the Interests are being accepted by Buyer in their “as is, where is” condition and state of repair, and with all faults and defects, without, subject to the exception below, any representation, warranty, or covenant of any kind or nature, express, implied, or statutory, including, but not limited to, warranties of marketability, quality, condition, conformity to samples, merchantability, and/or fitness for a particular purpose, all of which are expressly disclaimed by Seller and waived by Buyer, except for the representations and warranties of Seller set forth in this Agreement. Buyer recognizes that the Company Assets have been used for oil and gas drilling, completing, fracturing, production, gathering, pipeline, transportation, storage, and related operations. Physical changes in the Company Assets and in the lands included therein may have occurred as a result of such uses. The Company Assets also may include buried pipelines and other equipment, the locations of which may not be known by Seller or readily apparent by a physical inspection of the Company Assets. It is understood and agreed that Buyer shall have inspected prior to Closing (or shall be deemed to have waived its right to inspect) the leases, equipment, pipelines, and the associated premises included in the Company Assets and satisfied itself as to their physical and environmental condition, both surface and subsurface, and that Buyer shall accept all of the same in their “as is, where is” condition and state of repair, and with all faults and defects, including, but not limited to, the presence of naturally occurring radioactive material and man-made material fibers, subject to the representations and warranties of Seller set forth in this Agreement.

Purchase and Sale Agreement

(e) Additional Disclaimers. Seller makes no representation, covenant, or warranty, express, implied, or statutory, (i) as to the accuracy or completeness of any data or records delivered to Buyer with respect to the Company or the Company Assets (including, without limitation, any processing, reprocessing or other interpretation or analysis by the Company, Seller or any of their Affiliates of any seismic data included in the Company Assets) or (ii) concerning the quality or quantity of hydrocarbon reserves, if any, attributable to the Company Assets, or the ability of the Company Assets to produce hydrocarbons, or the product prices which the Company is or will be entitled to receive from the sale of any such hydrocarbons.

(f) Waiver of Louisiana Rights in Redhibition. Buyer expressly waives the warranty of fitness for intended purposes or guarantee against hidden or latent redhibitory vices under Louisiana law, including Louisiana civil code articles 2520 through 2548, and the warranty imposed by Louisiana civil code article 2475; waives all rights in redhibition pursuant to Louisiana civil code articles 2520, et seq.; or for restitution or other diminution of the purchase price; acknowledges that this express waiver shall be considered a material and integral part of this sale and the consideration thereof; and acknowledges that this waiver has been brought to the attention of Buyer and explained in detail and that Buyer has voluntarily and knowingly consented to this waiver.

9.6 Exclusive Remedy and Release. The indemnification and remedies set forth in Section 6.3, Article 7, this Article 9, Exhibit C and any Title Indemnity Agreement shall constitute the sole and exclusive post-Closing remedies of the Parties with respect to any breach of representation or warranty or non-performance of any covenant or agreement contained in this Agreement. Except as provided in this Agreement or any Title Indemnity Agreement, if the Closing occurs, each of Buyer and Seller hereby waives, releases, acquits, and forever discharges the other, its members, their Affiliates, and its and their officers, directors, members, managers, partners, employees, or agents, or any other Person acting on behalf of the other, of and from any and all claims, actions, causes of action, demands, rights, damages, costs, expenses, Losses, or compensation whatsoever, whether direct or indirect, known or unknown, foreseen or unforeseen, which such party, as applicable, may have or which may arise in the future directly or indirectly arising out of the transactions contemplated hereby, including any of the foregoing that is from or relating to the possession, use, handling, management, disposal, investigation, remediation, cleanup, or release of any Constituents of Concern or any Environmental Law applicable thereto.

Article 10.

Termination

10.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual written consent of Buyer and Seller;

Purchase and Sale Agreement

(b) by Buyer (provided Buyer is not in material breach of this Agreement), upon Notice to Seller, if there has been a material breach by Seller of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within thirty (30) days after Notice thereof from Buyer;

(c) by Seller (provided Seller is not in material breach of this Agreement, excluding Section 6.17), upon Notice to Buyer, if there has been a material breach by Buyer of any representation, warranty, or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Seller at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after Notice thereof from Seller;

(d) by either Buyer or Seller, upon Notice to the other Party, if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such injunction shall have become final and non-appealable;

(e) by either Buyer or Seller, upon Notice to the other Party, if the transactions contemplated at the Closing have not been consummated by December 31, 2012, provided that neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 10.1(e) if such Person’s breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(f) by Seller, upon Notice to Buyer, if the sum of all Defect Amounts validly asserted in any Defect Notice less the sum of all Title Benefit Amounts validly claimed by Seller under Exhibit C is equal to or greater than 10% of the Base Purchase Price;

(g) by Buyer, upon Notice to Seller, if the sum of all Defect Amounts validly asserted in any Defect Notice less the sum of all Title Benefit Amounts validly claimed by Seller under Exhibit C is equal to or greater than 20% of the Base Purchase Price; or

(h) by Seller, immediately upon Notice to Buyer, if the Earnest Money Deposit has not been delivered by Buyer to Seller by 3 pm Houston, Texas time on September 18, 2012 in accordance with Section 2.2(b).

10.2 Effect of Termination. In the event of termination of this Agreement under Sections 10.1(a), (b), (d), (e) (except as provided in the following sentence), (f), and (g), Seller shall return the Earnest Deposit to Buyer in immediately available funds within three (3) Business Days after the event giving rise to such payment to Buyer. If this Agreement is terminated (i) by Seller under Section 10.1(c), or (ii) by either Party under Section 10.1(e) if at such time Seller could have terminated this Agreement under Section 10.1(c) (without regard to any cure periods provided therein), then Seller shall retain the Earnest Money Deposit as liquidated damages, which remedy shall be the sole and exclusive remedy available to Seller for such termination, provided that, nothing in this Section 10.2 shall be construed so as to limit

Purchase and Sale Agreement

Seller’s right to receive any amounts due to it under Section 6.19. Buyer and Seller acknowledge and agree that (i) Seller’s actual damages upon the event of termination of this Agreement as contemplated under the preceding sentence are difficult to ascertain with any certainty, (ii) that the Earnest Money Deposit is a reasonable estimate of such actual damages and (iii) such liquidated damages do not constitute a penalty. If this Agreement is terminated by Seller under Section 10.1(h), Buyer’s obligation to deliver the Earnest Money Deposit to Seller under Section 2.2(b) shall survive such termination by Seller and Seller shall retain of all of Seller’s rights and remedies in respect of the breach by Buyer of such obligation (including, without limitation, the right to receive the Earnest Money Deposit and recover any other damages which Seller may have incurred as a result of such breach).

10.3 Other Provisions. Except for Section 10.2, Section 6.3(c), Section 9.1(d), Section 9.4 and Article 11 excluding Section 11.10 (and the definitions related to any of the foregoing), this Agreement shall, upon termination hereof pursuant to Section 10.1, become of no further force or effect. Nothing in Section 10.2 will relieve any Party to this Agreement of liability for breach of this Agreement occurring prior to any termination, or for breach of any provision of this Agreement that specifically survives termination hereunder. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Article 11.

Other Provisions

11.1 Notices. All notices and other communications between the Parties pursuant to this Agreement (“Notices”) shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested, or (iii) delivered by telecopy or e-mail and promptly confirmed by delivery in person or post as aforesaid in each case if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours, with postage prepaid, addressed as follows:

If to Buyer, to:

EPL Oil & Gas, Inc.

919 Milam, Suite 1600

Houston, Texas 77002

Fax: 713-225-7601

E-mail: mgregory@eplweb.com

Attention: Mark Gregory

Purchase and Sale Agreement

With a copy to (which shall not constitute Notice):

Porter Hedges LLP

1000 Main, 36th Floor

Houston, Texas 77002

Fax: 713-226-6236

E-mail: bthomas@porterhedges.com

Attention: Robert H. Thomas

If to Seller, to:

Hilcorp Energy GOM Holdings, LLC

c/o Hilcorp Energy Company,

1201 Louisiana St., Suite 1400

Houston, Texas 77002

Fax: 713 289-2650

E-mail: bswenson@hilcorp.com

Attention: William P. Swenson

With a copy to (which shall not constitute Notice):

Andrews Kurth LLP

600 Travis Street

Houston, Texas 77002

Fax: (713) 220-4285

E-mail: halhaltom@andrewskurth.com

Attention: Hal Haltom

or to such other address or addresses as the Parties may from time to time designate in writing.

11.2 Assignment. Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

11.3 Rights of Third Parties. Except for the provisions of Article 9, which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

11.5 Entire Agreement. This Agreement (together with the Disclosure Schedule and exhibits to this Agreement), the Assignment and Assumption Agreement, and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter herein and therein and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Purchase and Sale Agreement

11.6 Disclosure Schedule. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or required to be disclosed on the Disclosure Schedule. To the extent readily apparent from the reference that it would qualify another representation or warranty, each disclosure in the Disclosure Schedule shall be deemed to qualify all representations and warranties of Seller notwithstanding the lack of a specific cross-reference.

11.7 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing that makes reference to this Agreement executed by each Party.

11.8 Publicity. Buyer and Seller may make a press release or other public communication or announcement in connection with the execution of this Agreement, provided that the Person making such release, communication, or announcement provides the other Party reasonable opportunity to review and comment on any such release, communication, or announcement. Except for the foregoing, all press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned, or delayed by such Party. Nothing herein shall prevent a Party from publishing such press releases or other public communications as is necessary to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party. If a Party believes it is required to issue or make any press release or announcement, such Party shall (i) give prompt notice thereof to the other Party, (ii) allow such other Party reasonable opportunity to review and provide comments with respect to the content of such press release or announcement and (iii) use commercially reasonable efforts to incorporate any reasonable comment from any other Party prior to any release or announcement.

11.9 Severability. If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

Purchase and Sale Agreement

11.10 Certain Remedies. Seller agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Seller prior to Closing or in connection with the consummation of Closing in accordance with their specific terms or were otherwise breached by Seller. It is accordingly agreed that Buyer will be entitled to an injunction or injunctions to prevent breaches of this Agreement by Seller prior to Closing or in connection with the consummation of Closing and to enforce specifically the terms and provisions hereof against Seller in any court having jurisdiction, this being in addition to any other remedy to which Buyer is entitled at law or in equity, without posting any bond or other undertaking. Prior to Closing, Seller’s remedies for any breach by Buyer of this Agreement will be limited to those set forth in Section 10.1 and Section 10.2. After Closing, the Parties will be entitled to any remedy available at law or in equity for breaches of this Agreement.

11.11 Governing Law; Jurisdiction.

(a) Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of laws principles.

(b) Forum. The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Harris County, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Harris County, Texas with respect to any matter under this Agreement shall be binding.

(c) Jurisdiction. To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).

(d) Waiver. The Parties hereto agree that they hereby irrevocably waive the right to trial by jury in any action to enforce or interpret the provisions of this Agreement.

Purchase and Sale Agreement

11.12 No Recourse. Notwithstanding anything herein to the contrary, none of the Company, the Seller or any of their respective former, current or future officers, directors, managers, employees, agents and other representatives and Affiliates shall have any rights or claims against any Financing Source or other Financing Related Party in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, including Section 11.3 and Section 11.7, (a) no amendment or modification to this Section 11.12 (or amendment or modification with respect to any related definitions as they affect this Section 11.12) shall be effective without the prior written consent of each Financing Source or Financing Related Party and (b) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 11.12.

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Purchase and Sale Agreement

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each of the Parties as of the date first above written.

Buyer:

EPL OIL & GAS, INC.

By:	/s/ W. Mac Jensen
W. Mac Jensen
Senior Vice President

Seller:

HILCORP ENERGY GOM HOLDINGS, LLC

By:	/s/ Jason C. Rebrook
Jason C. Rebrook
Vice President

The undersigned hereby absolutely and unconditionally guarantees, as a guaranty of payment and performance, any and all liabilities and obligations of Hilcorp Energy GOM Holdings, LLC, a Texas limited liability company, arising under the Agreement after the Closing Date under Article 9, subject to all limitations provided herein, and unconditionally waives all suretyship defenses with respect thereto.

HILCORP ENERGY I, L.P.

By: Hilcorp Energy Company, its general partner

/s/ Jason C. Rebrook
Jason C. Rebrook
Executive Vice President

Purchase and Sale Agreement

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